EXHIBIT 99.5

Kroger & Roundy’s Announce Merger Agreement

Questions & Answers for Kroger Associates
November 11, 2015

Today’s News

We are pleased to announce that The Kroger Co. and Roundy’s, Inc., have signed an agreement to form a merger of the two companies. Roundy’s, based in Milwaukee, has more than 22,000 associates who work in and support 151 stores in the greater Chicago area and in Wisconsin.

These Roundy’s supermarkets include 34 Mariano’s stores in greater Chicago, and 117 stores in Wisconsin operating under three banners: Pick ‘n Save, Copps and Metro Market. Roundy’s also operates two distribution centers and one commissary – all located in Wisconsin. These stores are high-volume, competitively-priced supermarkets offering a full assortment of high-quality fresh produce and full-service deli, bakery, meat and seafood in addition to grocery, wine and non-food items such as health and beauty care departments.

The company is led by Bob Mariano, who has served as its president and CEO since 2002.

Together, Kroger and Roundy’s will operate 2,774 supermarkets and employ more than 422,000 associates across 35 states and the District of Columbia.

Questions & Answers

What happens next?
Kroger will commence an offer to acquire the outstanding shares of Roundy’s. We would expect to close the transaction by the end of the calendar year. The transaction is subject to at least 50.1% of Roundy’s outstanding shares being tendered to Kroger and other customary conditions. For now, both Kroger- and Roundy’s-operated stores will continue to operate as usual until the merger transaction closes and we are ready to move forward with plans to integrate our operations. After closing, we will keep leaders and associates informed of our key integration steps and progress on an ongoing basis.

Why did Kroger want to merge with Roundy’s?
Roundy’s brings to Kroger an expanded footprint with a complementary base of 151 stores and 101 pharmacies in new markets, including Milwaukee, Madison and Northern Wisconsin, which are served under the Pick ‘n Save, Copps and Metro Market banners. The merger also provides Kroger with a stronger presence in the Chicagoland grocery market, where Roundy’s operates 34 stores under the Mariano’s banner.

What will Kroger bring to Roundy’s?
Kroger’s scale and financial strength will help Roundy’s invest in its home state of Wisconsin while continuing to grow in Chicago. We are committed to investing in Roundy’s associates, stores and merchandising to deliver a fantastic customer experience that will increase customer loyalty and grow the business.

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Why do we think this merger will be successful?
Kroger has a long history of successfully integrating with our merger partners, sharing the best of what each company has to offer while maintaining and enhancing the culture that made each great. We did this during the merger with Dillons in 1983, with Fred Meyer in 1999, and most recently with Harris Teeter in 2014. Learning from each other and combining the best of each company has been the cornerstone of success in the mergers we have done through the years. We look forward to the same success with Roundy’s.

Our goal in this process is to support the continued success of Roundy’s and Kroger as we combine our companies. We believe that this merger will strengthen both of our organizations and deepen our connections with our customers and communities. At the same time, we are excited to welcome more than 22,000 Roundy’s associates to the Kroger family of companies. We look forward to working together to serve our customers, and to learning much from each other as partners in the coming weeks and months.

How will Roundy’s operate its stores as part of Kroger?
After the transaction closes, Roundy’s will continue to operate its stores as a subsidiary of The Kroger Co. and will continue to be led by Bob Mariano, its current president and CEO.

Will the headquarters location change?
Roundy’s will continue to operate from its current headquarters office in Milwaukee.

When will we begin plans to integrate operations?
Stores in Kroger’s family of companies and Roundy’s will continue to operate as usual while we wait for completion of the tender offer and customary approvals. The merger is expected to close by the end of the calendar year.

How long will the integration process take place?
Our integration efforts will begin after closing. While we do not have a specific time frame for completion, it is important to note that Kroger has a strong history of patiently working to achieve integration and synergy goals, which set the stage for long-term growth.

Do any markets have both Kroger and Roundy’s stores?
In Chicago, Kroger operates 13 Food 4 Less price impact warehouse stores and Roundy’s operates 34 Mariano’s stores.

Will we change the Roundy’s banner names?
We have no plans to change banner names at this time.

Will Roundy’s stores start carrying Kroger brand products?
Roundy’s will continue to carry Roundy’s brands. After the merger closes, teams from both organizations will come together to develop Merchandising plans and capture the best of both companies.

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Will the Roundy’s distribution & commissary facilities in Wisconsin remain open?
Yes, the Roundy’s distribution centers in Oconomowoc and Mazomanie, Wis., and the commissary in Kenosha, Wis., will continue to operate as usual.

Additional Information and Where to Find It
The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Roundy’s, Inc. (“Roundy’s”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and KS Merger Sub Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and Roundy’s will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Roundy’s are urged to read these documents carefully when they become available, because they will contain important information that holders of Roundy’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Roundy’s at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

Forward-Looking Statements
This document contains certain forward-looking statements about the future performance of Kroger. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "expect," "intend," "guidance,” “will" and similar words.  Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include the specific risk factors identified in "Risk Factors" and "Outlook" in Kroger’s annual report on Form 10-K for our last fiscal year and any subsequent filings, as well as the following:

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Kroger’s ability to achieve sales, earnings and cash flow goals may be affected by: labor negotiations or disputes; changes in the types and numbers of businesses that compete with Kroger; pricing and promotional activities of existing and new competitors, including non-traditional competitors, and the aggressiveness of that competition; Kroger’s response to these actions; the state of the economy, including interest rates, the inflationary and deflationary trends in certain commodities, and the unemployment rate; the effect that fuel costs have on consumer spending; volatility of fuel margins; changes in government-funded benefit programs; manufacturing commodity costs; diesel fuel costs related to Kroger’s logistics operations; trends in consumer spending; the extent to which Kroger’s customers exercise caution in their purchasing in response to economic conditions; the inconsistent pace of the economic recovery; changes in inflation or deflation in product and operating costs; stock repurchases; Kroger’s ability to retain pharmacy sales from third party payors; consolidation in the healthcare industry, including pharmacy benefit managers; Kroger’s ability to negotiate modifications to multi-employer pension plans; natural disasters or adverse weather conditions; the potential costs and risks associated with potential cyber-attacks or data security breaches; the success of Kroger’s

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future growth plans; and the successful integration of Harris Teeter and Roundy’s.  Kroger’s ability to achieve sales and earnings goals may also be affected by Kroger’s ability to manage the factors identified above.

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Kroger’s ability to use cash flow to continue to repurchase shares, fund dividends, increase capital investments, and maintain Kroger’s investment grade debt rating could be affected by unanticipated increases in net total debt, Kroger’s inability to generate cash flow at the levels anticipated, and Kroger’s failure to generate expected earnings.

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Kroger’s commencement of a tender offer will be contingent upon the merger agreement not being terminated prior to the commencement of the offer.  The requirement to consummate the merger will be contingent upon the merger agreement being in effect and the conditions to the merger being satisfied or waived.  The closing of the transaction could fail to occur before the end of calendar year 2015 if the tender offer does not achieve the anticipated results, if the conditions to closing are not satisfied or are not satisfied in a timely manner, or if the merger agreement is terminated as provided in the agreement.

●	Kroger’s ability to finance the transaction with debt will depend on the availability of the debt markets, including commercial paper, our credit facility, and other sources of debt financing.

Kroger assumes no obligation to update the information contained herein. Please refer to Kroger's reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties.

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